Exemption #82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

04010466

February 17, 2004

PRESS RELEASE

SUPPL

Doyle Sill Returns Significant Microdiamond Results

Raymond A. Hrkac, President and CEO of **GGL Diamond Corp**. (**GGL.TSX Venture**) ("GGL") and joint venture partner De Beers Canada Exploration Inc. ("De Beers") are pleased to report the microdiamond results from the Doyle sill located in the southeast portion of the Slave Craton, 10 kilometres southwest of the diamondiferous Gahcho Kue kimberlite cluster, Northwest Territories, Canada.

Thirteen kimberlite samples collected across the Doyle sill were submitted to Lakefield Research Limited for microdiamond extraction by caustic dissolution. A total of 84.5 kilograms of kimberlite was processed and has returned 161 diamonds weighing 0.016625 carats. The largest stone was recovered on the bottom sieve size of 0.85mm. It is described as a white, transparent, fragment with dimensions of 1.40 x 1.14 x 0.59mm weighing 0.006050 carats. Details of the results are provided in Table 1. An additional 10 kilograms of kimberlite has been sent out to South Africa for heavy mineral analyses and the results are still pending.

Table 1. Microdiamond results from Doyle Sill, NWT

Sample #	Kg	Bottom sieve size in mm										
		0.074	0.100	0.150	0.212	0.300	0.425	0.600	0.850	1.180	Total Stones	Total Carats
TOTALS	84.50	47	56	32	16	9	0	0	1	0	161	0.016625

Results from Lakefield Research Limited

During the August 2003 program, 24 HQ drill holes were drilled along the strike length of the sill, which was extended from 1.3 to 2.0 kilometres, averaging approximately 2 metres in thickness. Thirteen kimberlite samples averaging 6.50 kilograms from across the sill were submitted for microdiamond extraction. All intervals were diamond bearing averaging 1.89 microdiamonds/kilogram with the two highest results of 26 microdiamonds in 5.70 kilograms and 21 microdiamonds in 6.80 kilograms. A drill hole location map will be available on GGL's website at http://www.ggldiamond.com/diamond-doyle.cfm?ID=1 .

PROCESSED
MAR 10 2004
THOMSON FINANCIAL

Dlw 3/10

The Doyle sill was discovered and determined to be diamondiferous in 1996. During this early work, 125.2 kilograms of kimberlite chips collected by reverse circulation drilling was treated by caustic dissolutions and returned 69 microdiamonds. This sample was diluted with country rock but was significant in establishing the kimberlite as diamond bearing. The new work carried out by De Beers in August 2003 was the first time since 1996 that the Doyle sill has been actively explored. The claims (LA 26-30) were involved in a legal dispute for over eight years but in May 2003 a Tribunal appointed by the Minister of Indian and Northern Affairs upheld the May 1996 decision of the Supervising Mining Recorder, awarding the disputed claims hosting the Doyle Sill to GGL and De Beers.

GGL is very encouraged by these recent microdiamond results, considering the small sample sizes The close proximity of the Doyle Sill to the Gahcho Kue cluster of diamond bearing kimberlites, a joint venture between Mountain Province Diamonds Inc. and De Beers containing a gross diamond resource of $2.0 billion, further increases the attractiveness of the sill.

The Doyle Lake Project consists of 30 claims (LA 1-30) totaling 52,688 acres and is one of several highly prospective diamond exploration projects held by GGL. De Beers has earned a 60% interest in the Doyle Lake project and remains the operator of the project. Details of additional work on the Doyle Project are to be determined in conjunction with De Beers.

GGL's additional diamond properties located in the central and southern Slave craton, consisting of more than 350,000 acres, are 100% owned and operated by GGL. An exploration program on these properties involving air and ground geophysics and core drilling is planned to begin in March, 2004. Torrie Chartier, M.Sc., MBA and consulting geologist for GGL Diamond Corp. is GGL's independent person and has reviewed this data.

GGL DIAMOND CORP.

Per: "Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at <u>www.ggldiamond.com</u>. If you would like to speak to someone or have any questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption # 82-1209

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

March 1, 2004

PRESS RELEASE

SUPPL

De Beers begins 2004 exploration on "Doyle"; large gravity survey to be followed by drilling of selected targets

VANCOUVER, BRITISH COLUMBIA – Ray Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that De Beers has begun the 2004 exploration program on the Doyle Lake property. The "Doyle" area, in the southeast portion of the Slave Craton, is adjacent to the Mountain Province/De Beers "Gahcho Kue" joint venture project, and includes the diamond-bearing sill discovered by GGL in 1996. Significant microdiamond results from the sill were disclosed recently on February 17, 2004.

GGL's exploration team has met with joint venture partner, De Beers Canada Exploration Inc., a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), and have finalized the preliminary stages of the 2004 exploration of this property.

The 2004 winter-spring exploration program to be undertaken by De Beers, as project operator, will include a very large ground gravity survey, which is expected to result in the identification of targets for follow-up drilling.

Using six gravity meters, the survey will cover an area on the De Beers/GGL joint venture claims from Kennady Lake southwest through Blob and Lobster Lakes to an area north of the diamondiferous kimberlite sill, to coincide with a kimberlite bearing trend from the Doyle Sill location northeast as far as the Kelvin and Faraday kimberlites. This NE/SW trend has been identified as a potential target area for the discovery of additional kimberlites. This extensive exploration program is designed to locate targets that reflect potential kimberlite pipes greater than one hectare in size (100 m x 100 m). This type of target will be evaluated for drilling this winter.

In addition, outside of, the kimberlite bearing trend gravity surveys are planned for three targets: T-Bone and Quail Lakes, and the Eastern Anomaly. These will also be evaluated for drilling this winter.

This is exciting news for the Company and its shareholders. The plan by De Beers to conduct this aggressive exploration program recognizes the potential for diamondiferous kimberlite pipes within the LA 1 – 25 mineral claims.

The microdiamonds recovered from the 2003 drill program on the Doyle kimberlite Sill have been sent to De Beers' facilities in South Africa for accurate weighing and stone shape classification to enable the microdiamond recoveries to be added to microdiamonds obtained by De Beers from earlier drilling into the Doyle Sill in 1996. As is also standard De Beers practice, auditing of the latest 2003 microdiamond recoveries has commenced. Once the results from this audit are received then the 1996, 2003 and 2004 audit recoveries will be combined and utilized in modeling of the macrodiamond potential of the Doyle Sill by Malcolm Thurston, Vice President Mineral Resource Management for De Beers Canada.

Depending on these results the Company and De Beers will evaluate the nature of any future programs.

GGL's own consultants, including Dr. Felix Kaminsky, P. Geo., strongly believe that a larger sample is both required and justified. Dr. Kaminsky is a recognized pre-eminent diamond expert and was recently awarded the 2003 Meritorious Achievement Award by the BC Association of Professional Engineers and Geoscientists of BC.

De Beers has a 60% interest in the Doyle Lake project and is the operator.

Other NWT exploration plans

The Doyle property is one of several highly prospective diamond exploration projects held by GGL. GGL's additional diamond properties consist of more than 350,000 acres and are 100% owned and operated by GGL. The Company is set to begin air and ground geophysics and core drilling on these properties this winter and spring beginning in March. Further details will be announced as schedules are finalized.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

Exemption# 82-1209

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102 *RESALE OF SECURITIES*

Complete 1. or 2.

1. GGL Diamond Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 15, 2004 of options to purchase up to 1,100,000 common shares of GGL Diamond Corp. at a price of $0.50 per share exercisable until January 15, 2009, GGL Diamond Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

2. Not applicable.

DATED at Vancouver, British Columbia this 21st day of January, 2004.

GGL Diamond Corp.

By: *"Raymond A. Hrkac"*
President

INSTRUCTIONS:

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.

Exemption No. 82-1209

March 3, 2004

GGL DIAMOND CORP.
(the "Company")

04 MAR 10 7:21

Rule 12(g)3-2(b)(1)(i)

INDEX

SUPPL

1. **Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")**

(a) Incorporation Documents

(i)	BC	Not Applicable

(b) Extra-provincial Registration

(i)	NWT	Not Applicable

(c) Annual Reports

(i)	BC (Form 16)	Not Applicable
(ii)	NWT (Form 27)	Not Applicable

(d) Notices Filed with Registrar of Companies

(i)	BC	Not Applicable
(ii)	NWT	Not Applicable

(e) Special Resolution

(i)	BC	Not Applicable

2. **Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102**

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable

(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	February 17, 2004 March 1, 2004
(f)	BC Form 53-901F, Material Change Report	Not Applicable
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution (Form 45-103F4)	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	January 21, 2004
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable
(b)	BC Form 53-901F, Material Change Report	Not Applicable

(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	February 17, 2004 March 1, 2004
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private Placement Notice Form (Expedited)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable
(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

82-1209

GGL DIAMOND CORP.

04 MAR 10 AM 7:21

904 - 675 West Hastings Street
Vancouver, BC Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

March 1, 2004

PRESS RELEASE

SUPPL

De Beers begins 2004 exploration on "Doyle"; large gravity survey to be followed by drilling of selected targets

VANCOUVER, BRITISH COLUMBIA – Ray Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** is pleased to announce that De Beers has begun the 2004 exploration program on the Doyle Lake property. The "Doyle" area, in the southeast portion of the Slave Craton, is adjacent to the Mountain Province/De Beers "Gahcho Kue" joint venture project, and includes the diamond-bearing sill discovered by GGL in 1996. Significant microdiamond results from the sill were disclosed recently on February 17, 2004.

GGL's exploration team has met with joint venture partner, De Beers Canada Exploration Inc., a wholly-owned subsidiary of De Beers Consolidated Mines Limited (De Beers), and have finalized the preliminary stages of the 2004 exploration of this property.

The 2004 winter-spring exploration program to be undertaken by De Beers, as project operator, will include a very large ground gravity survey, which is expected to result in the identification of targets for follow-up drilling.

Using six gravity meters, the survey will cover an area on the De Beers/GGL joint venture claims from Kennady Lake southwest through Blob and Lobster Lakes to an area north of the diamondiferous kimberlite sill, to coincide with a kimberlite bearing trend from the Doyle Sill location northeast as far as the Kelvin and Faraday kimberlites. This NE/SW trend has been identified as a potential target area for the discovery of additional kimberlites. This extensive exploration program is designed to locate targets that reflect potential kimberlite pipes greater than one hectare in size (100 m x 100 m). This type of target will be evaluated for drilling this winter.

In addition, outside of, the kimberlite bearing trend gravity surveys are planned for three targets: T-Bone and Quail Lakes, and the Eastern Anomaly. These will also be evaluated for drilling this winter.

This is exciting news for the Company and its shareholders. The plan by De Beers to conduct this aggressive exploration program recognizes the potential for diamondiferous kimberlite pipes within the LA 1 – 25 mineral claims.

The microdiamonds recovered from the 2003 drill program on the Doyle kimberlite Sill have been sent to De Beers' facilities in South Africa for accurate weighing and stone shape classification to enable the microdiamond recoveries to be added to microdiamonds obtained by De Beers from earlier drilling into the Doyle Sill in 1996. As is also standard De Beers practice, auditing of the latest 2003 microdiamond recoveries has commenced. Once the results from this audit are received then the 1996, 2003 and 2004 audit recoveries will be combined and utilized in modeling of the macrodiamond potential of the Doyle Sill by Malcolm Thurston, Vice President Mineral Resource Management for De Beers Canada.

Depending on these results the Company and De Beers will evaluate the nature of any future programs.

GGL's own consultants, including Dr. Felix Kaminsky, P. Geo., strongly believe that a larger sample is both required and justified. Dr. Kaminsky is a recognized pre-eminent diamond expert and was recently awarded the 2003 Meritorious Achievement Award by the BC Association of Professional Engineers and Geoscientists of BC.

De Beers has a 60% interest in the Doyle Lake project and is the operator.

Other NWT exploration plans

The Doyle property is one of several highly prospective diamond exploration projects held by GGL. GGL's additional diamond properties consist of more than 350,000 acres and are 100% owned and operated by GGL. The Company is set to begin air and ground geophysics and core drilling on these properties this winter and spring beginning in March. Further details will be announced as schedules are finalized.

GGL DIAMOND CORP.

Raymond A. Hrkac,
President & CEO

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.